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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of December 2000

                            BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F X     Form 40-F
                                   ---             ----

         Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                           Yes         No  X
                               -----     ------

         If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-         .
                                                 ---------


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BASF Aktiengesellschaft

Date: December 19, 2000                 By:    /s/ Kurt Leidner
                                               ---------------------------------
                                        Name:  Kurt Leidner
                                        Title: Director Communications
                                               Ludwigshafen Site

                                        By:    /s/ Felix Gress
                                               ---------------------------------
                                        Name:  Felix Gress
                                        Title: Director Communications
                                               BASF Group
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EXHIBIT No.        EXHIBIT
99.1               Press Release P576e
99.2               Press Release P570e
99.3               Press Release P569e
99.4               Press Release P568e
99.5               Press Release P559e
99.6               Press Release BASF Pharma dated December 4, 2000
99.7               Press Release P525e
99.8               Press Release P523e
99.9               Press Release P519e